

RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

4.04.2006



SUPPL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. The press release: 'Global Finance names RBC the best company in media/IT sector'.
2. The conference call invitation: 'RBC invites to take part in the 2005 Review Conference Call'.
3. The press release: 'RBC tops national corporate governance rating for second year running'.
4. The press release: 'RBC delivers strong performance in 2005, with consolidated revenue exceeding $100m'.
5. The press release: 'RBC contributes to secured financing development in Russia'.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.
Internet: http://www.rbc.ru



RosBusinessConsulting

Global Finance names RBC the best company in media/IT sector

Moscow, March 20, 2006. – OAO RBC Information Systems (**RTS, MICEX: RBCI**) has been recognized as the leader of the Russian media and information technologies (IT) segments in a ranking of the 'Best Companies in Russia' recently published by Global Finance magazine.

Global Finance's survey of the best Russian companies is based on the research of industry analysts, corporate reports and other expert sources, and covers a number of Russian industries, including oil and gas, steel, ferrous metals and mining, utilities, telecoms, media and IT and the consumer sector. Factors considered in the rating include market share, profitability, evidence of a winning long-term strategy, management quality and commitment to improvement in corporate governance.

"Russia's economy is booming on the back of robust hydrocarbon prices and a small but fast-growing middle class. Russian companies had a remarkable year in 2005," says Global Finance publisher Joseph D. Giarraputo. "And there's every evidence that may continue in 2006. The Russian corporate sector continues to strengthen and best of those companies are on this year's award list."

Commenting on the rating's results, Yuri Rovensky, RBC General Director, said, - "We were certainly pleased to receive such a high appreciation of our work from the globally reputable edition. We never stop our ongoing commitment to the highest quality standards in daily work and business management, and our leadership in the rating of the best Russian companies proves that we are moving in the right direction."

Global Finance focuses on the aspect of corporate finance, provides wide coverage of the most significant international events and business tendencies for subscribers from 158 countries, as well as regularly publishes 'Best Banks' and 'Best Companies' ratings pertaining to different countries and regions.

Best Companies in Russia by Sector (Global Finance, February 2006)

Sector	*Name of the company*
Oil and gas	Lukoil
Steel	NLMK
Ferrous metals and mining	Evraz
Consumer	Pharmacy chain 36.6
Utilities	RAO UES
Beverages	Baltika
Telecoms	Vimpelcom
Media/IT	RBC

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

RBC invites to take part in the 2005 Review Conference Call

RBC Information Systems (MICEX, RTS: RBCI)
kindly invites you to take part in
the 2005 Review Conference Call

German Kaplun, Chairman and Chief Executive Officer
Alexander Morgulchik, Vice Chairman
Dmitry Belik, Chief Financial Officer

to discuss and review RBC's preliminary
financial and operational results for 2005

When:
Friday, March 24, 2006
10:00 a.m. (U.S. Eastern Time Zone)
3:00 p.m. (London time)
6:00 p.m. (Moscow time)

Where to call:
United States: +1 (800) 288-8975
International: +1 (612) 332-0718

To hear a replay of the conference call:
March 25, 2006 through March 31, 2006
U.S.: +1 (800) 475-6701
International: +1 (320) 365-3844
Enter Access Code: 823567

Contact:
Natalia Makeeva
Chief Investor Relations Officer
RBC Information Systems
Tel.: +7 095 363 1111
E-mail: ir@rbc.ru



RosBusinessConsulting

RBC tops national corporate governance rating for second year running

Moscow, March 23, 2006 – On March 20, 2006, the Russian Institute of Directors and Expert RA rating agency announced the results of the National Corporate Governance Rating. For its operation in 2005, RBC Information Systems (**PTC, ММВБ: RBCI**) has been assigned a higher, A-class corporate governance rating.

In accordance with the rating's methodology, the consortium's analysts compare the corporate governance practices adopted by every joint-stock company covered by the rating with the rules and regulations specified by Russian law, recommendations of the Russian Corporate Conduct Code and international standards laid down by portfolio investors and organizations representing their interests.

Of the 153 companies that participated in the rating, only 6 companies alongside RBC were assigned the A-class corporate governance rating. The press release of the National Corporate Governance Rating dated March 20, 2006 reads: "the level of corporate governance practices in these companies is assessed as sufficiently high due to their compliance with the corporate governance requirements imposed by Russian law, observance of groundwork recommendations of the Russian Corporate Conduct Code and the inconsiderable risks related to violations of shareholder rights, the lack in managerial bodies' efficiency, and non-transparency."

Since 2004 the National Corporate Governance Rating has become a comprehensible indicator reflecting the general corporate governance level in Russian joint-stock companies.

RBC has been assigned a higher – A-class – rating as a result of its continuous efforts to refine internal corporate governance so as to bring it in line with the commonly accepted international standards.

Investor contact: Natalia Makeeva
Phone: 363 1111 (Ext.1369), e-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru



RosBusinessConsulting

RBC contributes to secured financing development in Russia

Moscow, March 30, 2006 – Today, OAO RBC Information Systems (**RTS, MICEX: RBCI**) has announced the creation of a secured financing system, developed as a joint project with the University Research Corporation International (URCI) at the University of Maryland (USA) entitled "Creation of a Modern Secured Financing System Involving Movable Property for the Finance Ministry of the Russian Federation."

The main aim of the project is to develop financing secured with movable property. Secured financing is among the main driving forces of business activities worldwide, but it has not become widespread in Russia yet, due to imperfect legislation and the lack of proper IT infrastructure.

In the course of the project's implementation RBC worked out recommendations regarding amendments to the Russian legislation to eliminate contradictions hampering the development of financing secured with movable property, as well as developed an IT system to keep track and control such transactions.

New legislation provides for the creation of a centralized registration system for movable property used as collateral and will create favorable conditions for secured transactions. Borrowers who have no immovables but have valuable movable property (such as equipment, cars, etc.) will now be able to use such assets as collateral. This project will help increase the amount of affordable loans, improving lending conditions for individual and corporate borrowers.

While working on the registry of claims on movable property, special attention is paid to efficient instruments set to ensure collecting, storing and providing information on encumbrances and liens on movable property. The information system developed by RBC experts ensures the accumulation and storage of information about pledges and other encumbrances in a single database. This system makes it possible for users to quickly obtain all necessary information and make motivated decisions on granting loans secured by movable property.

Investor contact: **Natalia Makeeva**
Tel: +7 (495) 363-1111 (ext. 1369), e-mail: ir@rbc.ru, Web: www.rbcinfosystems.com.


RBC

RosBusinessConsulting

RBC delivers strong performance in 2005, with consolidated revenue exceeding $100m

Business highlights

- *RBC's full-year revenue is up 31% to $104.8m, primarily due to dynamic expansion of the media business*
- *Consolidated EBITDA rises 73% to $34.3m and consolidated net income surges 116% to $22.5m, as RBC TV starts generating meaningful earnings.*
- *RBC TV reports net income of $1.8m, the first time it has generated a positive net financial result since the launch in September 2003*
- *RBC was ranked 8th in the 2005 Disclosure and Transparency Survey of 67 Russian companies issued by Standard & Poor's annually*
- *RBC was selected by Global Finance magazine as the best Media/IT company in Russia for 2005*
- *Forecast 2006: total revenue is expected to reach about $170-178m (including the contribution from Helios Computer and ASKO-TBS Consulting).*

Key consolidated figures for the full year 2005

	2005[1]		**2004**[2]		**%Change**
	USD mln	*% of revenue*	*USD mln*	*% of revenue*	
Revenue	104.8	-	79.7	-	31%
EBITDA	34.3	32.7%	19.8	24.8%	73%
Net income	22.5	21.5%	10.4	13.0%	116%

Moscow, March 24, 2006 – RBC Information Systems **(RTS, MICEX: RBCI)** today reported preliminary results for the full year 2005.

"I am pleased to present once again a strong performance and excellent results in 2005 as RBC delivered record revenue of over $100m," said RBC Chairman and CEO German Kaplun. "Importantly, total net income and EBITDA grew ahead of sales volume, driven by RBC TV, which turned profitable last year. As we look ahead, we will continue to enhance our advertising products and IT expertise, offering the most effective solutions to our clients. On the media front, we will focus on the Internet and TV, while also looking for new opportunities in other media segments with substantial growth potential. In the IT field, we expect to gain market share organically and due to the recent acquisitions in IT consulting and system integration."

---

[1] Financial data for 2005 is based on management accounts in accordance with IFRS.
[2] Financial statements for the year 2004

Total revenue hits the $100m mark

The company outperformed its preliminary top-line growth target, and generated revenue of $104.8m against the $98.0m initially projected. The company's total full-year revenue (including RBC TV) advanced 31% from $79.7m in 2004 to $104.8m in 2005, based on excellent performances from key advertising products targeting high-income audiences, increased contribution from system integration services and healthy growth in software programming for domestic clients. Media Services (including RBC TV) accounted for 71% of total RBC revenue with IT Services bringing 29%.

RBC TV turns profitable, driving consolidated EBITDA and net income up

Consolidated net income more than doubled, rising from $10.4m (13% of revenue) in 2004 to $22.5m (21.5% of revenue) in 2005, primarily due to the fact that RBC TV turned bottom line positive and reported net income of $1.8m for 2005. Total EBITDA advanced from $19.8m (24.8% of revenue) in 2004 to $34.3m (32.7% of revenue) in the year under review.

Strategic achievements

RBC has successfully built up a strong presence in the highly specialized media market segments in Russia by providing indispensable news content and data to the business community on the Internet and TV. According to the company's statistics, the monthly number of users visiting its business sites and watching RBC TV reached approximately 10 million people, which is the largest audience of all business mass media in Russia. RBC continues to work on new advertising products and effectively utilize access to its affluent demographic to deliver the best value for advertisers, using the strong brand name and skilled sales force. It is also actively participating in the consolidation of small but attractive non-business online resources to position the company for future growth as the Internet becomes increasingly affordable to the masses.

In the information technology (IT) field, the company put a greater focus on offering programming, consulting and system integration solutions to a wide range of clients based in Russia and the CIS as opposed to the global software outsourcing market. Using its strong brand name, broad technological expertise and excellent track record, RBC enhanced its contracts with domestic corporate, government and private customers. RBC also reached an agreement on concluding two strategic acquisitions in IT consulting and system integration to strengthen its position in areas with high growth potential.

Good corporate governance remains a high priority at RBC. Respect for shareholder interests, openness and transparency are key aspects of RBC's corporate governance policy, which forms the basis for all decision-making. As a result, RBC was ranked No. 8 among 67 Russian companies in the 2005 Transparency and Disclosure Survey released by Standard & Poor's. Additionally, RBC received the highest mark (A-class rating) in a corporate governance rating administered by the Russian Institute of Directors (RID) and Expert RA.

Global Finance magazine named RBC the best Media/IT company in Russia for 2005 based on a range of criteria, including market share, profitability, evidence of a winning long-term strategy, management quality and commitment to improvement in corporate governance. In 2005, RBC has also been included for the fourth time in the Deloitte Technology Fast 500 listing of five hundred fastest growing hi-tech companies in EMEA.

Full-year business revenue breakdown[3]

USD mln	2005	2004	% Change
MEDIA SERVICES	74.9	53.8	39%
Online advertising	31.7	21.9	45%
RBC TV	24.3	17.1	42%
Marketing communications	14.2	10.8	31%
Information services	4.7	4.1	15%
IT SERVICES	29.9	25.9	15%
General programming	17.3	14.5	19%
Offshore programming	4.2	6.5	-35%
System integration	8.4	4.9	71%
Total revenue	**104.8**	**79.7**	**31%**

Media Services

Total revenue from Media Services rose 39% from $53.8m in 2004 to $74.9m in 2005. It consists of Internet and TV advertising, information services provided to subscribers through the company's web sites and marketing communication services. The company's media business continued to gain market share and delivered dynamic growth ahead of the market, which advanced 28% last year, according to the Association of Communication Agencies of Russia. The growth was driven by the increased contribution from RBC TV and excellent performances from key online advertising and information products. The company's total advertising base on the Internet and TV exceeded 2,300 clients. RBC also benefited from the overall strong growth of the media market, as Russia's economy continued to boom on the back of robust hydrocarbon prices and the small but fast-growing middle class.

Online Advertising reported a 45% advance in revenue, increasing from $21.9m in 2004 to $31.7m in 2005, with prices being the primary driver. Last year RBC increased its rate card twice – in April and September 2005; the effective price increase rate for the whole year reached about 36%. The company also developed new web properties (RBC Real Estate), added new sections to existing resources and refurbished several web sites (Cnews.ru, Autonews.ru) to increase the number of advertising spots.

The capacity utilization of advertising spaces available on RBC's business sites, which brought about 88% of the online advertising revenue, reached nearly 100%. It urged the company to seek new internet platforms. As a result of the purchase of several small non-business online resources, by the end of February 2006, the total daily audience of RBC's sites reached 1.35 million unique visitors (compared to 0.65 million in 2004) and the monthly audience amounted to 10 million (compared to 5.7 million in 2004). The key types of RBC's advertising clients included car manufacturers and dealers, banks and financial organizations, real estate and construction firms, telecommunications and hi-tech companies.

[3] Based on financial statements for the year 2004 and management accounts

RBC TV revenue was up 42% over the preveious year from $ 17.1m to $24.3m in 2005, due to a growing volume of advertising and product placement, as advertisers increasingly appreciated the premium target audience offered by the business television channel.

In 2005, RBC TV reported net income of $1.8m, the first time it had generated a positive net financial result since the launch in September 2003 Most of the investment in television had already been made and operating costs were growing at a much slower pace than the revenue, resulting in the strengthening of RBC's consolidated profit margin from 13% in 2004 to 21.5% in 2005.

The company built up a very good presence in the Russian media space. The channel is currently available to managers, government officials, businessmen and decision makers in almost all large Russian cities. According to the independent researcher COMCON-Media, RBC TV's monthly audience in Russia amounted to 4.844 million people in November 2005. The weekly audience surged 32% from 3.094m in October 2004 to 4.073m in November 2005. The average daily viewership increased 16% from 1.680m to 1.947m. Coverage, i.e. the number of people to whom the channel is technically available, reached 41.6m people in Russia and about 15 million people in CIS countries. The company intends to further enhance the TV channel's distribution in those Russian cities where its target audience is based.

In February 2005, RBC TV began producing a weekly program 'Business Russia' for CNBC Europe, giving an in-depth review of Russia's business and economy to a wide number of foreign viewers. In October 2005, RBC TV launched several new programs on its schedule and renewed the concepts of some of its existing programs to satisfy the need for timely market reporting and give a greater variety of commentaries on more general business themes.

At the beginning of 2006, Russian lawmakers approved a new edition of the Advertising Law which cut down advertising time on television. The company believes these changes will have a positive impact on the revenue of RBC TV and RBC's Internet resources, as they will considerably increase advertising prices on federal television channels and force some advertisers to look for other, more targeted opportunities of media placement.

Revenue from *Marketing Communications* services advanced 31% from $10.8m in 2004 to $14.2m in 2005. Growth was mainly driven by the agent's fees that RBC received while placing advertising for some of its clients on others' media resources. For example, the company began acting as an advertising agent for several online resources due to the lack of its own unsold inventory on the Internet. RBC also holds international business conferences and organizes such national business award programs as 'The Best Brand', 'Company of the Year' and 'Person of the Year'.

Information Services revenue climbed a healthy 15% from $4.1 in 2004 to $4.7m in 2005, primarily driven by the sales of market research reports and the QuoteTotal information terminal and its versions. The company also offers access to news lines and analysis, data feeds with quotes from stock and commodity exchanges and over-the-counter markets, databases, economic ratings, rankings and a wide range of surveys.

IT Services

RBC's revenue from IT Services grew 15% from $25.9m in 2004 to $29.9m in the reported period, based on the company's proven track record, in-depth industry knowledge and skilled personnel, as well as bolstered by the growing need within the Russian corporate and government sector for advanced IT products and management information systems. This total consists of the development of tailored and turn-key business-to-business IT solutions, the customization and implementation of products created by leading international software vendors, as well as system integration services.

General Programming generated $17.3m in annual revenue, a 19% increase from $14.5m in 2004. The *System Integration* branch reported a 71% growth from $4.9m in 2004 to $6.5m in the period under review. This performance was partly offset by lower sales in *Offshore Programming*, which contributed $4.2m in 2005 compared to $6.5m in the previous year. In 2005 and going forward, RBC decided put a greater focus on offering IT services to domestic clients as opposed to providing outsourcing services to foreign customers. The reasons for this is high marketing costs, expensive and time-consuming procedures for getting on the vendor list of potential clients without a guaranteed order volume, amid strong competition with Indian firms.

Using its strong brand name, broad technological expertise and excellent track record, RBC enhanced its contracts with existing domestic corporate, government and private customers and attracted new clients. By the end of the year, the total customer base increased by 20% to about 300 accounts.

In October 2005, the company announced an agreement to acquire controlling stakes in two Russian IT firms involved in systems integration (Helios Computer) and IT consulting (ASKO-TBS Consulting). The goal of these deals is to increase RBC's presence in the rapidly growing IT market in Russia and boost its IT revenue in 2006. In addition, a broader scope of IT products and services and significantly increased revenue will enable RBC to successfully bid for larger IT contracts with state and commercial organizations. The company intends to improve the profitability of the acquired firms, which is lower than that of the RBC's IT business, by actively using cross-selling opportunities and cost synergies with its current IT operations.

The company's goal for 2006 is to successfully integrate the acquired companies, build up the sales volume and help margins through increasing the share of maintenance services and the scalability of business.

Anticipated presentational changes

RBC is planning to change over to a new breakdown of revenue, effective during the 1st quarter of 2006, when giving quarterly guidance based on managements accounts. The change will more accurately reflect RBC's current significant revenue streams and the emergence of new business segments. The company believes that this format of reporting will aid investors' understanding and valuation of the different elements of RBC's business. The company will continue to distinguish between *Media Services* and *IT Services* as follows:

Media Services

Internet – display of advertising and provision of information services to subscribers through the company's web sites.

Television – advertising and other revenues from a TV channel
Publishing – advertising and subscription revenue and newsstand copy sales from print publications
Other – provision of marketing communications and other services

IT Services
Software Programming – development of software solutions for Russian and foreign clients and related services
System Integration – provision, installation and customization of IT equipment and applications

Outlook for 2006

RBC expects further dynamic growth of its media and IT businesses in 2006, based on existing contracts, new product launches and active cost-conscious entrepreneurial action. The forecast is further bolstered by the strong macroeconomic trend and the ongoing rapid growth of the media and IT markets in Russia. The company is estimated to generate total revenue of about $170m - $178m. This figure is expected to consist of about $90m - $95m from Media Services (including about $30m - $35m from RBC TV) and around $75m - $80m from IT Services (including approximately $40m - $45m from Helios Computer and ASKO-TBS Consulting).

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru, Web: www.rbcinfosystems.com